November 22, 2011
Via electronic mail and Edgar
Chris Windsor
Kate McHale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	LendingClub Corporation, Post-Effective Amendment No. 9 to Registration Statement on Form S-1
File No. 333-151827
Dear Mr. Windsor:
On behalf of LendingClub Corporation, a Delaware corporation (“Lending Club” or “Company”), we are providing the following responses to the comment letter dated September 27, 2011 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Lending Club’s Post-Effective Amendment No. 9 to its Registration Statement on Form S-1 (“Amendment No. 9”), which was subsequently withdrawn by the Company. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.
Post-Effective Amendment No. 9 to Registration Statement on Form S-1, filed October 26, 2010
General
1. The staff draws your attention to the requirements of Rule 415(a)(5) and the fact that your registration statement went effective on October 10, 2008.
The Company has filed a new S-1 with the Commission.
The LendingClub Blog
2. Many entries on your blog appear to be free writing prospectuses that you have not filed on Edgar. Provide us with your analysis supporting your conclusion that you do not have to file these communications.
As the Staff is aware, Rule 405 promulgated under the Securities Act of 1933 (“Act”), defines a “Free Writing Prospectus” as “... any written communication... that constitutes an offer to sell or a solicitation of an offer to buy the securities relating to a registered offering that is used after the registration statement in respect of the offering is filed...and is made by means other than a written communication that constitutes an offer to sell or solicitation of an offer to buy such securities that falls within the exception from the definition of prospectus in clause (a) of section 2(a)(10) of the Act (emphasis added).”

Clause (a) of section 2(a)(10) of the Act states that:
“...a communication sent or given after the effective date of the registration statement ....shall not be deemed a prospectus if it is proved that prior to or at the same time with such communication a written prospectus meeting the requirements of subsection (a) of section 10 at the time of such communication was sent or given to the person to whom the communication was made...”
The blog page itself and each blog post is presented to a reader with the Company’s current Section 10 prospectus as an external hyperlink on the bottom of the web page (see the screen shots supplementally provided to the Staff). Pursuant to the “Envelope Theory,” the delivery of both the blog or blog post and the Company’s current Section 10 prospectus via hypertext link results in the blog or the blog post not being deemed to be a “free writing prospectus” pursuant to the section 2(a)(10)(a) exclusion set forth in the definition of “Free Writing Prospectus.” As such, the Company believes that it does not have to file these blog posts as free writing prospectuses.
3. We note that you are looking to hire “paid contributors to your blog.” Please tell us whether the submissions by these contributors could be considered an offer or sale of LendingClub’s notes. If so, please revise your prospectus to disclose that these contributions will be considered free-writing prospectuses and the authors will have liability under the Securities Acts equal to LendingClub for the notes purchased.
The noted posting on the blog regarding “paid contributors” was in error and was immediately removed upon discovery. The Company was looking to retain a copy writer to work within the Company and not for any paid writer for the blog. No bloggers have been paid or retained by the Company.
Pool Corp. Referral Program
4. Please tell us why you have not filed the Pool Corporation contract as a material contract. We note your announcement that Pool Corporation “would invest as much as $2 million in personal loans” in connection with this referral arrangement. In addition, please provide the staff with copies of all paperwork or marketing materials provided to Pool Corp customers in connection with this referral program.
We have supplementally provided the paperwork and marketing materials provided to Pool Corporation’s referrals.

The Company determined that this contract was not material because:
•	it was made in the ordinary course of business;
•	for the 14 months prior to the Pool Corporation relationship, loans that were self-described for a “pool” purpose accounted for only .18% of all loan applications during that same period;
•	Pool Corporation was not obligated to fund $2 million dollars in loans but “...up to $2 million dollars,” as determined in the sole discretion of Pool Corporation;
•	even if Pool Corporation was able to refer $2 million dollars of loans in a single month, that amount would have accounted for a one time, approximately 10% increase to our issued loan volume at that time, which based upon historical adoption rates for referral programs was highly unlikely; and
•	the estimated origination revenue from this transaction in total equaled approximately 8% of our monthly revenue at the time of the agreement, again assuming all loans were referred in one month.
Based upon the foregoing analysis and the Company’s understanding of the slow “ramp time” for any loan referral program, the Company determined that the effect of the agreement at the time it was entered into was “immaterial in amount or significance” and therefore not deemed to be a material contract that was required to be filed under Rule 601. As evidence of the immateriality of the relationship, at its the peak in a month, Pool Corporation accounted for approximately 2.3% of our issued loan volume (on a dollar basis) in a month, which equated to approximately $20,000 (or 2%) of our monthly revenue in that same month.
5. Please tell us what information you share with Pool Corp. about the Borrowers. We note that Pool Corp intends to invest in loans on your platform to further pool and spa sales but we also note that borrowers maintain anonymity on your platform. Is Pool Corp able to identify their customers on your site or, given that you do not verify Borrower’s actual purpose, can anyone say they will use their loan to purchase a pool or spa in order to increase chance of funding by Pool Corp?
Pool Corporation received the same information about applicants that is also provided to other potential investors through the loan listings on our website. The referred loans were internally tracked and Pool Corporation was provided the loan ID such that they were able to find and fund the loans referred through their program. As a result of this specific tracking and funding, a borrower stating that the use of the funds was for a pool would not have increased their chance of funding by Pool Corporation.
Pool Corporation was aware that the proceeds from any loan (or any cash that may be made available after such loan given the fungibility of money) may not actually be used for the stated purpose to build or repair a pool and that as a result Pool Corporation may not benefit from the arrangement, other than as a result of the returns generated by Pool Corporation’s investment in member payment dependant notes. As evidence of this fact, we respectfully direct the Staff’s attention to the last FAQ supplementally provided to the Staff regarding restrictions on loan proceeds.

6. Please tell us whether Lending Club will participate as an investor in Notes resulting from its referral programs. If so, please address the conflict of interest that may arise if LendingClub chooses to fund some loans over others in an effort to encourage referrals. In addition, please address the risk that other investors may interpret Lending Club’s investment as an indication of a good investment and purchase notes accordingly.
As stated in our public filings, Lending Club has from time to time invested in loans originated on its platform from referral partners or otherwise. The party responsible for deploying corporate cash into loans only sees the same information provide to all other investors and is unable to determine the referral source, if any, of an applicable loan. Moreover, LendingClub has adopted an internal investment policy in order to further reduce any potential conflicts of interest (real or perceived) resulting from our investment. This internal investment policy has been supplementally provided to the Staff. Lastly, investors are unable to see which other investors have committed funds to a specific loan at any time and as such the decision of Lending Club to invest, or not, in a specific loan is not a relevant factor in an investor’s investment decision.
7. Please tell us whether Pool Corp. has offered financing to customers in the past and if so, whether they sold these notes to a 3rd party at a discount.
According to Pool Corporation, it has never provided financing to homeowners. A wholly owned subsidiary of Pool Corporation, Poolcorp Financial Inc., operated as a mortgage broker in several states pursuant to applicable state law from 2006 to 2009, but did not take a direct financial interest in the funded loans it brokered.
8. Please tell us about any other referral arrangements you have with other companies, whether similar or distinct from the arrangement with Pool Corp.
The Company has approximately 3,000 borrower referral agreements with a variety of entities and individuals. The economics of these agreements range from:
•	a flat dollar fee per listing

•	an agreed upon percentage per listing, based on the listed amount

•	a percentage per issued amount;

•	a dollar amount per valid application; or

•	per “click”
Referral partners use banner ads provided by Lending Club on their websites or, in the case of Pool Corporation, approved “hard copy” material or a specific web page that provides information on the opportunity to apply through the Lending Club platform for a personal loan.

Portfolio Tool
9. The staff is not able to agree that the use of the Markowitz algorithm is consistent with your conclusion that the portfolio plans do not represent separate investments from the underlying notes. It is the Staff’s understanding that, after the investor identifies a targeted rate of return, the algorithm selects loans and allocates investment amounts from the population in order to achieve that return. This is not consistent with your response that “the portfolio builder tool is only a more powerful search/filter device provided to the investor that enables the investor to more quickly differentiate those Notes for which the investors may have a lower interest in then those that the investor may have a greater interest in, based upon the investors selected criteria.” Rather than a tool to save the investor time, this algorithm prefers some loans to others based on a risk model, rather than the direction of the investor. We note that the portfolio plans have not been registered and do not appear to be offered under a valid exemption. Please provide your analysis supporting your conclusion that the presentation of a portfolio that has been set up using minimal input from the investor, often only the targeted rate of return, does not create an expectation of profits based upon the efforts of others on the part of the investor. See Securities and Exchange Commission v. W.J. Howey Co., 328 U.S. 293 (1946). Alternatively, please inform the staff regarding any significant changes you plan to implement in order to reduce the impact of LendingClub’s activities in operating the portfolio plans and “Prime Accounts” upon the overall success of an investment in the plans and the underlying notes.
Please see the proposed revisions to the portfolio builder supplementally provided to the Staff.
PRIME Account
10. We note your response to our former comment 4 that your PRIME account is merely an “offline parallel” to your portfolio tool that filters loans at the direction of investors. Please tell us how you present individual loans to your investor clients for approval before purchasing them on their behalf. Please tell us what written permission you receive to purchase individual loans for specified amounts on behalf of your investor clients. Finally, please address how investors are not deriving a significant portion of their expectation of profits from their investment through the PRIME account, upon your ability to create a portfolio that is sufficiently diversified.
When an investor opts to participate in the Prime program, the investor informs us, in writing, of their investment criteria and grants us permission to commit available funds from their account to loans that meet the specified criteria. Any commitment of funds for the investor can only be as diversified as the criteria of the investor, the current inventory of loans and the investor’s available funds allow, there is no independent or discretionary action by Lending Club in committing funds as directed by the investor. Lending Club does not discuss any investment criteria or objectives with an investor and we believe that the investor does not have any expectation that the mere administrative actions of Lending Club in compliance with the investor’s criteria will create a sufficiently diversified portfolio. To clarify this point, we will revise the following statement on our website that states:
“Get help administering a diversified Lending Club account as well as gain greater access to our Investor Services team.”
to
“Get help administering your Lending Club account as well as gain greater access to our Investor Services team.”
which is consistent with other statements on our website regarding Prime that state:
“Get greater access to our Investor Services team and get help administering your Lending Club account.”

Under the Prime program, we do not present individual loans to an investor. The account is administered pursuant to the terms set forth by the investor and to the extent that the investor determines within one (1) business day after their email receipt of a transaction confirmation, which includes a hyperlink to our current section 10 prospectus, that they would like to revise the order Club the investor can revise the transaction, in whole or in part, and, if necessary, Lending Club will assume any positions in its house account to ensure that the borrower receives the benefit of their bargain. This house account is a primary reason why we exclude investments held by Lending Club in the all return calculations.
11. In addition, please tell us how you overcome the problem of availability that results from the time lag from when you identify a loan, present it to the lender, obtain permission to purchase on the lender’s behalf and execute the note purchase. Are these investors at a disadvantage compared to investors online? If so, please make sure this risk is disclosed.
As stated above, to avoid disadvantaging Prime participants and to place these participants in as equal a position with any self-directed investor, we commit funds as directed by the investor and then allow the investor to cancel or revise the transaction if they determine that would not like to finally confirm the transaction (in whole or in part). We believe that this ability to revise a transaction prior to final confirmation best serves the interest of the investor and places them on par with any self-directed investor.
12. We are unable to locate any description of the PRIME Account in your prospectus. Please revise your disclosure to specifically explain how this account works and fees, if any, you charge in connection with the account.
We will revise the prospectus accordingly.
13. Please revise the description of the PRIME Account in your marketing materials to be consistent with any description contained in your prospectus. Currently, your marketing materials appear to ask investors to choose a nominal interest rate, rather than identify parameters that would allow a filter service.
We will revise the prospectus accordingly. We mistakenly delivered the incorrect form to the Staff. We have provided the correct form supplementally.

Consent Order
14. We note your response to our former comment 5; however, you have not provided sufficient detail for the staff to assess the risk to your Company. What percentage of your total loan portfolio, as of August 31, 2011, fell into the category cited by Massachusetts (loans under $6000 with greater than 12% interest) regardless of jurisdiction? Consider risk factor disclosure regarding the risk that you may need to repurchase securities that are sold in violation of state law.
To clarify for the Staff, Massachusetts has a unique borrower focused law regarding “small loans” that are defined as loans under $6,000 and with an annual percentage rate greater than 12%. The regulation is applicable to the underlying loans and not the securities we issued in connection with the purchase of these loans from WebBank. Under this regulation, loans that meet the “small loan” criteria are subject to limitations on origination fees, late fees and insufficient fund fees (collectively, the “Fees”). Under the consent order, we were required to refund Fees that were in excess of the allowable amount and agree not to make any loans that were small loans if we could not comply with the fee schedule.
We have had outside counsel perform a preliminary search to determine if other jurisdictions in which we service loans had similar regulations. This preliminary research has not uncovered any similar laws.
From inception to August 31, 2011, approximately .8% of our issued loans were in Massachusetts and met the small loan definition. For the same period, approximately 20% of our issued loans (by number) met the small loan definition (regardless of credit policy).
We have revised our rules engine to not offer loans to Massachusetts residents that meet the definition of a small loan. Given the small effect on our business in Massachusetts the Company determined that the restriction to comply with Massachusetts laws was not material to our business. We will consider adding an additional risk factor to reflect this situation if we determine that additional jurisdictions have similar restrictions.
Marketing Materials
15. We note that you have chosen to rename the notes on your platform: “Prime Consumer Notes.” Please tell us what you are using as a definition for “subprime.” For example, we note that you have experienced default rates above twenty percent for notes that you are calling “prime.”
We have looked to standard market definitions for determining the definition of a “prime” borrower. Many credit providers have set the following thresholds for applicant quality based on the following FICO score stratifications:
•	super- prime: 760+

•	prime: 660+

•	sub-prime: 500-659

As one of the primary requirements on our platform is a FICO score (not a credit score) of at least 660, we have applied the above classifications to label these applicants as “prime” borrowers. Conversely, those applicants with a FICO score of less than 660 would be classified by us as “sub-prime.” See the information supplementally provided to the Staff on credit stratifications.
16. We note your response to former comment 9 that you have revised your marketing materials to qualify the “invest and earn 9.64%” claim; however, despite some changes to your website, you continue to market your site with click-through advertisements which make this claim. In addition, the “landing page” on your website for these click-through advertisements still contains the 9.64% claim. Please make conforming changes to all marketing materials to be consistent with the disclosure in your prospectus.
We have revised the website to revise the mistakenly omitted pages to reflect the changes requested by the Staff.
17. We note that the 9.64% figure above is derived from an investment in all notes on your platform since inception to April 8, 2011. Please tell the staff what the average return of actual investors has been for that same time period.
As of November 3, 2011, the dollar weighted average for investors who joined from inception through April 8, 2011 was 8.97%. This return figure excludes returns attributable to investments held by us, which is consistent with the calculation of the 9.64% total platform return for all notes since inception.
18. We note your response to our former comment 10; however, it appears from your graph “Predictable Returns” that you are marketing to investors that they can rely on the predictability of the returns in this graph. However, we note that 50% of investors achieve returns below the figure you have represented. Please tell us how this marketing is consistent with the actual returns referenced in your prospectus.
The chart does not state that 50% of investors achieve returns below the represented figure. The chart illustrates the following:
•	overall average return by grade; and
•	the dollar-weighted average return for the applicable grade calculated for either: (i) the best performing half or (ii) the worst performing half of all loans issued in each grade from inception to a date certain, these figures do not represent actual investor returns or portfolios but are being used to demonstrate potential outer limits of the performance of the notes.

We direct the Staff to footnote 5 on the page in question which is also reproduced below:
“Top 50% and Bottom 50% are dollar-weighted averages of individual loan performances for each grade calculated from either the best performing half or the worst performing half, respectively, of all loans issued in each grade from inception to 06/13/2011 (the “Period”). In practice, if a portfolio of Notes was created from the worst performing half of the loans in a specific grade issued during the Period, the return would be roughly equivalent to the Bottom 50% of that specific grade as depicted in the chart above. Conversely, if a portfolio of Notes was created from the best performing half of the loans in a specific grade issued during the Period, the return would be roughly equivalent to the Top 50% of that specific grade as reported in the chart above.”
We believe this footnote clarifies that the individual return elements (low, average and high) shown for each grade are not representative of an actual individual investor’s performance but show what a return would be approximate to if a portfolio had been created that held only the lowest 50% of performing loans, or the highest 50% of performing loans, available on our platform since inception through a date certain. We feel that this presentation is consistent with the returns referenced in our marketing materials.
19. We note that you have changed your website to market “Steady Returns,” “Predictable Returns,” and “Quality Borrowers” when the disclosure in the prospectus tells investors the notes are “highly risky and speculative as you do not know the borrower members and are investing based on limited information that may be unverified or inaccurate. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment.” Please tell us how you reconcile your marketing with the disclosure in your prospectus.

We will be revising our website to reconcile our website statements with the statements in our prospectus no later than December 31, 2011.
In connection with the Staff’s comments, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Jason Altieri
Jason Altieri
General Counsel